SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DORAL FINANCIAL CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.75% Perpetual Cumulative Convertible Preferred Stock	25811P704

7.00% Noncumulative Monthly Income Preferred Stock, Series A	25811P209

8.35% Noncumulative Monthly Income Preferred Stock, Series B	25811P308

7.25% Noncumulative Monthly Income Preferred Stock, Series C	25811P407

(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717
(787) 474-6700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
D. Rhett Brandon
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
212-455-2000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of Filing Fee(2)(3)
$15,175,900	$846.82

(1)	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. Calculated by adding the sum of (i) the product of (A) $5.00, the average of the bid and asked price per share of Doral Financial Corporation’s 7.00% Noncumulative Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”) in the over-the-counter (OTC) market on May 4, 2009, times (B) 672,500 shares of Series A Preferred Stock, (ii) the product of (A) $2.50, the average of the bid and asked price per share of Doral Financial Corporation’s 8.35% Noncumulative Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”) in the OTC market on May 1, 2009, times (B) 900,000 shares of Series B Preferred Stock, (iii) the product of (A) $2.80, the average of the bid and asked price per share of Doral Financial Corporation’s 7.25% Noncumulative Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”) in the OTC market on May 1, 2009, times (B) 1,863,000 shares of Series C Preferred Stock and (iv) the product of (A) $7.00, the average of the bid and asked price per share of Doral Financial Corporation’s 4.75% Perpetual Cumulative Convertible Preferred Stock (“Convertible Preferred Stock”) in the OTC market on April 28, 2009 (the latest date for which prices are available) and (B) 621,000 shares of Convertible Preferred Stock. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Exchange Offer.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.

(3)	Previously paid.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $846.82	Filing Party: Doral Financial Corporation
Form or Registration No.: SC TO-I	Date Filed: May 7, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO (including the Offer to Exchange dated May 7, 2009 contained therein) filed with the Securities and Exchange Commission on May 7, 2009, as previously amended, by Doral Financial Corporation, a corporation organized under the laws of the Commonwealth of Puerto Rico (the “Company”), is being filed by the company pursuant to Rules 13e-4 and 14d-3(b)(2) of the Securities Exchange Act of 1934, as amended, in connection with the offers to exchange a number of properly tendered and accepted shares of its 7.00% Noncumulative Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”), 8.35% Noncumulative Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”), 7.25% Noncumulative Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”) and 4.75% Perpetual Cumulative Convertible Preferred Stock (“Convertible Preferred Stock”, and together with the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, the “preferred stock”) for newly issued shares of our common stock, par value $0.01 per share (the “common stock”), plus a cash payment (the “cash premium”) on the terms and subject to the conditions described in the Offer to Exchange, dated May 7, 2009 (as amended from time to time, the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the exchange offer.
     The Offer to Exchange commenced on May 7, 2009 and expired at 5:00 p.m, New York City time on June 8, 2009 (the “Exchange Date”). The exchange offer was made upon the terms and subject to the conditions described in the Offer to Exchange and accompanying Letter of Transmitted. All capitalized terms used in this Amendment No. 4 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange.
     This Amendment No. 4 to Schedule TO is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rules 13e-4(c)(4) and 14d-3(b)(2) promulgated under the Securities Exchange Act of 1934, as amended. Except as specifically amended by this Amendment No. 4, the Schedule TO remains in full force and effect.

Items 1 through 11
     Item 4(a) of the Schedule TO is hereby amended and restated by deleting the information contained therein and inserting the following:
          (a) Material Terms.
     The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary — The Exchange Offer,” “The Exchange Offer,” “Comparison of Rights Between the Preferred Stock and Our Common Stock,” “Description of Capital Stock,” “Description of the Preferred Stock,” “Certain United States Federal Income Tax Considerations” and “Certain Puerto Rico Tax Considerations” is incorporated herein by reference.
     The Offer to Exchange expired on the Exchange Date. Based on a final count by Mackenzie Partners, Inc., the exchange agent for the Offer to Exchange, 298,986 shares of the Convertible Preferred Stock, 228,173 shares of Series A Preferred Stock, 217,339 shares of Series B Preferred Stock and 560,798 shares of Series C Preferred Stock, were validly tendered and not withdrawn. The Company has accepted all such shares of preferred stock for exchange, and the settlement and exchange of shares of the Company’s common stock and cash payment for such validly tendered and accepted shares of preferred stock will be made promptly. Following settlement of the Exchange Offer, approximately 1,266,827 shares of Series A Preferred Stock, 1,782,661 shares of Series B Preferred Stock, 3,579,202 shares of Series C Preferred Stock, and 1,081,014 shares of Convertible Preferred Stock will remain outstanding. The information contained in Exhibit (a)(5)(iv) is incorporated herein by reference.
Item 12
Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)(i)	Offer to Exchange, dated May 7, 2009, as amended by means of Amendment No. 1 filed with the SEC on May 8, 2009 and Amendment No. 2 filed with SEC on May 19, 2009*

(a)(1)(A)(ii)	Letter of Transmittal, dated May 7, 2009*

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated May 7, 2009.*

(a)(5)(ii)	Press Release, dated May 29, 2009.*

(a)(5)(iii)	Investor Presentation, dated June 1, 2009.*

(a)(5)(iv)	Press Release dated June 9, 2009

(a)(6)	Press Release, dated May 19, 2009.*

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DORAL FINANCIAL CORPORATION
(Registrant)

Date: June 9, 2009	/s/ Robert E. Wahlman

Robert E. Wahlman
Executive Vice President and
Chief Financial Officer

EXHIBIT
NUMBER	EXHIBIT NAME

(a)(1)(A)(i)	Offer to Exchange, dated May 7, 2009 as amended by Amendment No. 1 filed on May 8, 2009 and Amendment No. 2 filed with the SEC on May 19, 2009.*

(a)(1)(A)(ii)	Letter of Transmittal, dated May 7, 2009.*

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated May 7, 2009.*

(a)(5)(ii)	Press Release, dated May 29, 2009.*

(a)(5)(iii)	Investor Presentation, dated June 1, 2009.*

(a)(5)(iv)	Press Release dated June 9, 2009.

(a)(6)	Press Release dated May 19, 2009.*

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.